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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                                (AMENDMENT NO.1)

                               Electrosource, Inc.
                  ---------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                  ---------------------------------------------
                         (Title of Class of Securities)


                                    286150206
                  ---------------------------------------------
                                 (CUSIP Number)


         James M. Rosel, Electrosource, Inc., 2809 Interstate 35 South,
         --------------------------------------------------------------
                    San Marcos, Texas 78666, (512) 753-6548
                   -------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 16, 1998
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box._____

1        Names of Reporting Persons.

         KAMKORP LIMITED

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
            -------------
         (b)     x
            -------------

3.       SEC Use Only ______________________________________

4.       Source of Funds (See Instructions)   WC (SEE ITEM 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) __________

6.       Citizenship or Place of Organization  ENGLAND

7.       Sole Voting Power  9,000,000

8.       Shared Voting Power  NONE

9.       Sole Dispositive Power  9,000,000


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10.      Shared Dispositive Power  NONE

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  9,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares See Instructions) _______

13.      Percent of Class Represented by Amount in Row (11)  66.5%

14.      Type of Reporting Person (See Instructions)  CO


1.       Names of Reporting Persons.

         KAMAL SIDDIQI

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (c)
            ---------
         (d)    x
            ---------

3.       SEC Use Only ______________________________________

4.       Source of Funds (See Instructions)   WC (SEE ITEM 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) __________

6.       Citizenship or Place of Organization  INDIAN

7.       Sole Voting Power  NONE

8.       Shared Voting Power  NONE

9.       Sole Dispositive Power  NONE

10.      Shared Dispositive Power  NONE

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  0

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)    X
                             -----

13.       Percent of Class Represented by Amount in Row (11)  0

14.       Type of Reporting Person (See Instructions)  IN





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                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

            This Amendment No. 1 supplements the statement on Schedule 13D filed with respect to an event occurring on June 2, 1998 and filed by Kamkorp Limited ("Kamkorp"), Kamal Siddiqi, Clifford Graham Winckless and Roger Geoffrey Musson on June 12, 1998 (the "Initial Filing") relating to the common stock, par value $1.00 per share ("Common Stock") of Electrosource, Inc., a Delaware corporation ("Electrosource"). Capitalized terms used herein without definition have the same meanings attributed to them in the Initial Filing.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Kamkorp acquired from the issuer 1,500,000 shares of Common Stock of Electrosource for $1,500,000. The 1,500,000 shares of Common Stock of Electrosource acquired are in addition to the 1,200,000 shares of Common Stock that Kamkorp acquired on June 2, 1998 (see the Initial Filing). The source of funds is working capital of the Kamkorp Limited consolidated group.

ITEM 4.         PURPOSE OF TRANSACTION

            (a) On June 16, 1998, Kamkorp purchased from the issuer for $1,500,000 the 1,500,000 shares of Common Stock of Electrosource referred to in the Initial Filing (the "Shares"). The acquisition of the Shares took place under the terms of the Stock Purchase Agreement and are part of the remaining 4,800,000 shares that Kamkorp had the right to purchase under the Stock Purchase Agreement after the initial purchase of 1,200,000 shares from Electrosource (see the Initial Filing). The purchase of the Shares is part of a series of contemplated transactions that, if consummated, will result in the acquisition of control of Electrosource.

            (e) The investment of $1,500,000 was used by Electrosource to redeem convertible promissory notes, in principal amounts totaling $6,000,000, issued by Electrosource and held by Corning Incorporated (the "Corning Notes"). Although the redemption of the Corning Notes was originally to take place on or before June 15, 1998, the purchase of the Shares and the redemption of the Corning Notes occurred on June 16, 1998, after Electrosource secured an extension from Corning Incorporation for the completion of the transaction. The purchase of the Shares for $1,500,000 and the redemption of the Corning Notes are expected to have a material effect on the capitalization of Electrosource. Kamkorp has no present plan to seek a change in Electrosource's dividend policy.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER

            (c) See Item 4.




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            After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct. Kamkorp Limited and Kamal Siddiqi agree to the filing of this combined report.

/s/ Kamal Siddiqi
By:  Kamal Siddiqi
Chairman, Kamkorp Limited
Date: June 25, 1998


/s/ Kamal Siddiqi
By:  Kamal Siddiqi
Date:  June 25, 1998


/s/ Clifford Winckless
By: Clifford Winckless
Date:  June 25, 1998


/s/ Roger Musson
By:  Roger Musson
Date:  June 25, 1998
























Schedule 13D Amendment No. 1



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